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April 8, 2024

Division of Corporation Finance Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BAIYU Holdings, Inc. Amendment No.2 to Registration Statement on Form S-3 Filed February 26, 2024 SEC File No.: 333-273676

Dear Sir/Madam,

On behalf of BAIYU Holdings, Inc. (the “Company”), we set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No.2 to Form S-3 (File No. 333-273676) filed on February 26, 2024. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that, unless otherwise indicated, all references to page numbers in the responses below are references to the page numbers in the Amendment No.3 to Registration Statement on Form S-3 (the “Amendment No.3”) filed concurrently with the submission of this letter. The Amendment No.3 contains the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Amendment No.3 indicating changes made since the last submission is being provided separately to the Staff together with this letter. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment No.3.

Amendment No. 2 to Registration Statement on Form S-3, Filed February 26

Cover Page

1.	We note your response to prior comment 2 and reissue in part. We acknowledge the change in disclosure to include language defining the holding company and subsidiaries; however, we note that in the definition you state that “in the context of describing the substantive operations” your use of “we” or “our” includes the VIE. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE as you do not have ownership or control of the VIE. If your disclosure includes substantive operations being performed by the VIE, please disclose as much so that investors can distinguish between activities performed by you and those performed by the VIE.

In response to the Staff’s comment, the Company has made corresponding changes on the cover pages and page 1 of the Registration Statement.

2.	We note your response to comment 9 and reissue. We acknowledge the addition of a Summary of Risk Factors subsection to the cover page; however, please move this subsection to the prospectus summary (i.e., the boxed text in the beginning of the prospectus). In addition, while we acknowledge the addition of cross-references at the start of each topic area of your Summary of Risk Factors, please instead include cross-references for each China related bullet point to a specific risk factor. As one example only, the first bullet point “We are a Delaware holding company that conducts its operations and operates its business in China through its PRC subsidiaries and variable interest entity. The Chinese regulatory authorities may disallow our holding structure or exert further control over our activities.” should have a cross-reference to the risk factor found on page 22.

In response to the Staff’s comment, the Company has moved the subsection “Summary of Risk Factors” from the cover pages to the “Our Business” section and provided a cross-reference for each China-related bullet point to a specific risk factor with its corresponding page number.

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Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. If you have any questions or wish to discuss any aspect of the Amendment No.3, please contact the undersigned by phone at 347.989.6327 or by e-mail at markli@magstonelaw.com.

Very truly yours,

/s/ Yue (Mark) Li
Yue (Mark) Li